Sub-Item 77D: Policies with respect to
security investments.

The investment strategies and policies of Delaware Core Plus Bond Fund (formerly
American Government Bond Fund) have
been revised so that the fund now follows a Core Plus investment program. The Funds revised investment goal and main investment strategy are as follows:

Goal:
The Fund seeks maximum long-term total return, consistent with reasonable risk. Although the Fund will strive to meet its goal, there is no assurance that it will.

Fund Strategies:

Under normal circumstances, the fund will invest at least 80% of the Funds net assets in fixed income securities (the 80% Policy). This is not a fundamental policy and can be changed without shareholder approval. However, shareholders would be given notice at least 60 days prior to any change in the 80% Policy.

The Fund will invest at least 65% of its net assets in domestic (U.S.) investment-grade debt securities
(the core portion of the portfolio). Such securities may include, but are not limited to, debt securities issued by the U.S. Government and its agencies, high-quality corporate bonds, mortgage-backed and asset-backed securities. In addition to this core allocation, the Fund may also invest in high-yielding, lower quality corporate bonds (also called junk bonds) and foreign securities. However, the Fund may invest no more than 20% of its net assets in high-yield securities and no more than 20% of its net assets in foreign securities. Moreover, the Funds total non-U.S. dollar currency exposure will be limited, in aggregate, to no more than 10% of net assets, and the Funds investments in emerging markets securities will be limited to no more than 5% of the Fund's net assets. Due to the manner in which the Fund is managed, it may be subject to a high rate of portfolio turnover.

The Fund may hold a  substantial  portion  of its
assets in cash or  short-term fixed-income
obligations  in  unusual  market  conditions,  to meet
redemption requests, for temporary defensive
purposes, and pending investment. The Fund may
also use a wide range of  derivative  instruments,
including  options,  futures contracts,   options  on
futures  contracts  and  swaps,   subject  to  certain
limitations. The Fund will limit its investments in derivative instruments to 20% of net assets. The Fund will use derivatives for defensive purposes, such as to protect gains or hedge against potential losses in the portfolio without actually selling a security, to neutralize the impact of interest rate changes, to affect diversification or to earn additional income.
The Fund will not use derivatives for reasons inconsistent with its investment objective.

For more information regarding these
changes and additional changes, please see the funds registrant statement dated
November 28, 2006 (Securities and
Exchange Commission filing dated
November 28, 2006 Accession No.
00011374349-06-000406) and hereby
incorporated by reference
381643-1